October 12, 2010

Intelius
500 108th N.E., Suite 2200
Bellevue, WA 98004

William H. Beaver, Jr.
Vice President/General Counsel
(425) 974-6185
wbeaver@intelius.com
H. Christopher Owings, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, DC 20549

Re:	Intelius Inc. Registration Statement on Form S-1 Filed January 10, 2008 File No. 333-148597 Application for Confidential Treatment Filed January 10, 2008 Internal CF No. 21474
Dear Mr. Owings:
Intelius Inc. (“the “Company” or “Intelius”), as the registrant under the above Registration Statement, hereby applies for withdrawal of that Registration Statement pursuant to Securities Act Rule 477. The grounds for which Intelius makes this application for withdrawal is that it does not appear that the public offering that is the subject of the Registration Statement will be made within the forseeable future. No securities were sold in connection with the offering, and the Company does not anticipate making a private offering hereafter in reliance on Rule 155(c).
Intelius also hereby requests withdrawal of the above related Application for Confidential Treatment, as amended, (the “Application”) and requests that the unredacted documents submitted pursuant to the Application be destroyed so that they will not become subject to public disclosure.

If you have any questions, please contact the undersigned at (425) 974-6185 or the Company’s outside securities counsel, Mike Liles, Jr., at (206) 224-8068, or Walter M. Maas III, at (206) 224-8076.

Sincerely,

/s/ William H. Beaver, Jr.

William H. Beaver, Jr.
Vice President/General Counsel

cc:	Scott M. Anderegg, Esq. Ellie Quarles, Esq. Mike Liles, Jr., Esq.